Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

October 26, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C.  20549

Attention:  Michael McCoy, Esq.

Re:	VNB Capital Trust I Registration Statement No. 333-71964

Dear Mr. McCoy:

        On behalf of VNB Capital Trust I (the “Trust”), this Form RW is transmitted to request withdrawal of the Registration Statement filed on Form S-3 on October 19, 2001 by the Trust under the Securities Act of 1933, Registration Statement No. 333-71964, Accession No. 0000950168-01-500977 (the “Trust Registration Statement”).

         An original registration statement was filed by Valley National Bancorp and the Trust on October 12, 2001, No. 333-71546 (the "Valley Registration Statement") and was not recorded under the EDGAR codes assigned to the Trust. The Trust is a co-registrant with Valley National Bancorp with regard to the Valley Registration Statement and the Trust Registration Statement was filed in an attempt to obtain a corresponding registration number.

        We were instructed by Edgar Filer Support to file the Trust Registration Statement and then to request a manual override of the registration number. However, we were subsequently advised that a manual override could not be accomplished. We were then instructed to request the withdrawal of the Trust Registration Statement and to file an Amendment on Form S-3/A using the EDGAR codes and header tags of both Valley National Bancorp and the Trust. This filing was completed on October 22, 2001 (Accession No. 0000950130-01-504789) simultaneously with the filing of Amendment No. 1 to the Valley Registration Statement and the Trust was assigned Registration Statement No. 333-71546-01. As a result, the Trust Registration Statement (No. 333-71964) is no longer necessary.

        The Commission did not declare this Trust Registration Statement (No. 333-71964) effective and no securities were sold pursuant to this registration number.

        Please provide our legal counsel, Michael T. Rave, Esq. of Pitney, Hardin, Kipp & Szuch LLP a facsimile copy of the order consenting to the withdrawal of the Trust Registration Statement as soon as it is available. The facsimile number of Mr. Rave is (973) 966-1550. Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. Rave at (973) 966-8123.

Sincerely, Valley National Bancorp

ALAN D. ESKOW
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Alan D. Eskow Executive Vice President and Chief Financial Officer